650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 30, 2016

CERTAIN INFORMATION HAS BEEN OMITTED FROM THE EDGAR FILED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83 AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. THE OMITTED PORTIONS HAVE BEEN IDENTIFIED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jennifer Thompson
Robert Babula
Elizabeth Sellars

Re:	WageWorks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 9, 2016
File No. 001-35232

Ladies and Gentlemen:

On behalf of our client, WageWorks Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2016, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 filed on February 25, 2016 and the Form 10-Q for the Quarterly Period Ended June 30, 2016 filed on August 9, 2016 (File No. 001-35232).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

September 30, 2016

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2015 and 2016

Amortization and Change in Contingent Consideration, page 20

1.	Refer to your disclosure regarding the increase in amortization expense that resulted from the change in the estimated useful life of intangible assets triggered in the current quarter related to the termination of a significant customer relationship in the health insurance exchange business. In this regard, we note that during the prepared remarks from your second quarter 2016 earnings call, management indicated that the increase in amortization and change in contingent consideration was primarily driven by $3.8 million of accelerated amortization, associated with the public exchange relationship that you initially agreed to terminate during 2015. Please explain to us the facts and circumstances that led to the accelerated amortization, including what the related intangible asset was, when the contract was terminated and when you re-evaluated the useful life of the asset. Please also explain to us your accounting basis for the timing of accelerating the amortization in Q2 2016 as opposed to 2015 or another time period.

The Company advises the Staff that, in the third quarter of 2014, it acquired CONEXIS, a provider of employee benefits, for a purchase price of $118.0 million. As part of the purchase price allocation the Company determined that CONEXIS’s separately identified intangible assets included a portfolio of customer relationships. Within this portfolio of customer relationships acquired, the Company determined one significant customer (“Public Exchange Customer”) in the health insurance exchange business was of sufficient size in comparison to the portfolio that it represented a separate unit of account. [***] The Public Exchange Customer was estimated to have a useful life of 10 years based on the Company’s historical experience from similar acquisitions and consistent with other intangible customer relationships the Company has acquired. Subsequent to the acquisition, CONEXIS has been integrated into the Company’s operating structure.

CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

September 30, 2016

The Company further advises the Staff that, in the third quarter of 2015, the Company reached an agreement with the Public Exchange Customer to discontinue supporting the terms and conditions of the Master Services Agreement acquired in the CONEXIS acquisition (the “Acquired MSA”) and entered into a new agreement (the “Transition Services Agreement”) in which both parties mutually agreed to a set of transition services to be provided by the Company, followed by the termination of the Acquired MSA. [***]

The Company further advises the Staff that, during the third quarter of 2015, the Company determined that entering into the Transition Services Agreement represented a triggering event requiring the reassessment of its initial estimate of the Public Exchange Customer’s useful life. The Company considered the terms of the Transition Services Agreement and other facts and circumstances surrounding the relationship with the Public Exchange Customer in making its best estimate of the remaining useful life of the customer relationship intangible asset. Based on these considerations, during the third quarter of 2015 the Company concluded on a downward revision to its estimate of useful life from 9 years (108 months) to 28 months. At the time, the estimate of 28 months reflected the Company’s best estimate of the period of time it would provide transition services necessary to allow for the Public Exchange Customer to identify a service provider/platform and complete transitioning of all the historical data maintained by the Company. Pursuant to ASC 360-10-35-11 Accounting Changes and ASC 250-45-17 through 45-20 Change in Accounting Estimate, during the third quarter of 2015 the Company began amortizing the remaining net book value of the Public Exchange Customer intangible asset over the 28 month revised remaining estimate of useful life.

The Company further advises the Staff that, during the second quarter of 2016, the Company received notification from the Public Exchange Customer that, effective as of the end of the Company’s second quarter, the Public Exchange Customer would no longer require the read only access to the Company’s historical claims data provided for under the Transition Services Agreement. The Company considered this as an additional triggering event requiring the re-evaluation of the Public Exchange Customer’s useful life. Because of a lack of continuing substantive cash flows from the customer relationship, the Company determined the remaining useful life had concluded and the Company revised the life accordingly, accelerating amortization of the remaining balance of $3.8 million as of the end of the second quarter of 2016.

**

CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

September 30, 2016

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:	Colm M. Callan, WageWorks, Inc.
Kimberly L. Wilford, WageWorks, Inc.
Jeremy R. Peters, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED